SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                     of the
                         Securities Exchange Act of 1934


                  Report on Form 6-K for the month of July 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:
     1. A notification dated 1 July 2005 in respect of the six monthly block listing return for Savings Related Share Option Schemes and the Executive Option Schemes.

     2. A notification dated 5 July 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
         (1995), of a total of 1,546 Ordinary shares in the Company in which the directors have a technical interest.

     3. A notification dated 7 July 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
         (1995), of a total of 18,000 Ordinary shares in the Company in which the directors have a technical interest.

     4. A notification dated 28 July 2005, advising that The BOC Group plc will be announcing its Nine Month results on 2 August 2005.

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 1 JULY 2005
                 AT 15.00 HRS UNDER REF: PRNUK-0107051459-6485

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed
------------------------------------------------------------------------------------------------
1.  Name of company          The BOC Group plc
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
2.  Name of scheme           Savings-Related Share Option Scheme
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
3.  Period of return:        From 1 January 2005 to 30 June 2005
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
4.     Number and class of share(s) (amount of stock/debt   5,592,812
       security) not issued under scheme
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
5.     Number of shares issued/allotted under scheme        404,768
       during period:
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
6.     Balance under scheme not yet issued/allotted at end  5,188,044 of period
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
7.     Number and class of share(s) (amount of stock/debt   Listing granted on 5 April 1978 for
       securities) originally listed and the date of        Ordinary shares of 25p each
       admission;
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records
501,466,288 Ord Shares of 25p each
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Contact for queries: Karen Weston                           Address: The BOC Group plc,
                                                                     Chertsey Road
                                                                     Windlesham, Surrey, GU20 6HJ
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Name: Karen Weston                                          Telephone: 01276 807388
------------------------------------------------------------------------------------------------

Person making return                                        Name:  Jenny Peterkin
Position: Company Secretarial Assistant                     Signature:  Jenny Peterkin

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed
------------------------------------------------------------------------------------------------
1.  Name of company          The BOC Group plc
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
2.  Name of scheme           Executive Share Option Scheme
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
3.  Period of return:        From 1 January 2005 to 30 June 2005
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
4.     Number and class of share(s) (amount of stock/debt   10,636,729
       security) not issued under scheme
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
5.     Number of shares issued/allotted under scheme        1,613,945
       during period:
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
6.     Balance under scheme not yet issued/allotted at end  9,022,784 of period
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
7.     Number and class of share(s) (amount of stock/debt   Listing granted on 20 March 1985 for
       securities) originally listed and the date of        Ordinary shares of 25p each
       admission;
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records
501,466,288 Ord Shares of 25p each
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Contact for queries: Karen Weston                           Address: The BOC Group plc,
                                                                     Chertsey Road
                                                                     Windlesham, Surrey, GU20 6HJ
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Name: Karen Weston                                          Telephone: 01276 807388
------------------------------------------------------------------------------------------------

Person making return                                        Name:  Jenny Peterkin
Position: Company Secretarial Assistant                     Signature:  Jenny Peterkin

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 5 JULY 2005
                  AT 11.39 HRS UNDER REF: PRNUK-0507051137-ED77

5 July 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 1 July 2005 of 1,546 Ordinary shares of 25p each in the Company at an exercise price of 914p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 1,546 Ordinary shares, the Trustee now holds 5,284,277 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,284,277 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 7 JULY 2005
                  AT 10.13 HRS UNDER REF: PRNUK0707051012-8CB8

7 July 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 6 July 2005 of 18,000 Ordinary shares of 25p each in the Company at an exercise price of 914p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 18,000 Ordinary shares, the Trustee now holds 5,266,277 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,266,277 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 28 JULY 2005
                  AT 11.56 HRS UNDER REF: PRNUK-2807051154-808D


28 July 2005

The BOC Group plc

The BOC Group plc will be announcing its results for the nine months ended 30 June 2005 on Tuesday 2 August 2005.


Contact:        Christopher Marsay, Director - Investor Relations
                The BOC Group, Windlesham, UK
                Telephone 01276 477222 (International +44 1276 477222)

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  August 1, 2005



                                        By: /s/ Sarah Larkins
                                            -----------------------
                                            Name: Sarah Larkins
                                            Title: Assistant Company Secretary